UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 9, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals to Present at the Acumen BioFin
Rodman & Renshaw 4th Annual Global Health Care Conference

VALLEY COTTAGE, NEW YORK, May 9, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) announced today that Ram Waisbourd, the Company’s Vice President of Business Development, is scheduled to present at the Acumen BioFin Rodman & Renshaw 4th Annual Global Health Care Conference (www.rodmanandrenshaw.com/eu07conference). Mr. Waisbourd will present an overview of the Company including an overview of Bicifadine, the Company’s recently in-licensed late-stage clinical compound for the treatment of neuropathic pain. Mr. Waisbourd’s presentation will take place on Tuesday, May 15, 2007, at 8:40am local time in Monte Carlo (2:40am Eastern Daylight Time and 9:40am Israel Daylight Time), at the Le Meridien Beach Plaza Hotel in Monte Carlo, Monaco.

A live audio webcast of Mr. Waisbourd's presentation will be available at:
http://www.wsw.com/webcast/rrshq11/xtlb. An archived version of the webcast will be available following the conclusion of the live presentation.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of neuropathic pain. In addition, XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase. XTL-2125 is currently in a Phase I clinical trial in patients with chronic hepatitis C. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 9, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer